FAX COVER SHEET

TO	Susanne Reilly
COMPANY	SEC
FAX NUMBER	17038136963
FROM	Jillian Sidoti
DATE	2009-05-19 19:48:04 GMT
RE	Equity Point Tax Opinion Letter

COVER MESSAGE

Dear Susanne
Could you please advise if the attached tax opinion letter is sufficient.
Thanks, Dave Utley
law Offices of Jillian Sidoti

Chang G. Park, CPA, Ph. D.
◆ 2667 CAMINO DEL RIO S. SUITE B ◆ SAN DIEGO ◆ CALIFORNIA 92108 ◆
◆ TELEPHONE (858)722-5953 ◆ FAX (858) 761-0341 ◆ FAX (858) 764-5480
◆ E-MAIL changgpark@gmail.com ◆

To Whom It May Concern:

I have read FORM 1-A REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933 of EquityPoint, LLC Fund I series, a Delaware LLC located at 1800 Washington Ave., Vincennes, IN. 47591.

In my opinion, the LLC can file a partnership return (Form 1065) in the case of multiple members.   However, it can elect to file as a corporation with the submission of Form 8832. By default, however, the LLC will be treated as a partnership by the Internal Revenue Service.

Very Truly Yours,

/s/ *Chang G. Park*

Chang G. Park, CPA

May 15, 2009
San Diego, California

Member of the California Society of Certified Public Accountants
Registered with the Public Company Accounting Oversight Board